FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  July 2011
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Letter concerning changes to the Board of Directors of ICICI Bank Limited dated July 27, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited
Date:	July 27, 2011	By:	/s/ Shanthi Venkatesan
			Name:	Shanthi Venkatesan
			Title :	Assistant General Manager

July 27, 2011

The United States
Securities and Exchange Commission
Washington D.C. 20549
United States of America

Attn.: Filing Desk

Dear Sirs,

IBN
ICICI Bank Limited (the ‘Company’) Report on Form 6–K

On behalf of the Company, I am enclosing for filing, one manually executed copy of the Company’s Report on Form 6-K dated July 27, 2011, in connection with the following:

Mr. Arvind Kumar, Joint Secretry, Department of Financial Services, Ministry of Finance, has been nominated as Government Nominee Director on the Board of ICICI Bank Limited in place of Dr. Anup K. Pujari, Director General of Foreign Trade, Ministry of Commerce and Industry, with effect from July 22, 2011, as per the communication received from the Department of Financial Services, Ministry of Finance, on July 27, 2011.

Please take the same on record.

Yours faithfully,

/s/ Shanthi Venkatesan
Shanthi Venkatesan
Assistant General Manager

ICICI Bank Limited
ICICI Bank Towers Bandra-Kurla Complex	Tel. (91-22) 2653 1414 Fax. (91-22) 2653 1122	Regd. Office : "Landmark", Race Course Circle.